Private Placement Insurance Products, LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	206,296
Accounts receivable		23,060
Due from related party		62,941
CRD Deposit		2,000
Total assets	$	294,297

Liabilities and Member's Equity

Liabilities

Commissions payable	$	31,666
Due to related party		20,977
Total liabilities		52,643

Member's equity

Member's equity		241,654
Total member's equity		241,654
Total liabilities and member's equity	$	294,297

The accompanying notes are an integral part of these financial statements.